Exhibit 99.1

QIWI Announces acquisition of Taxiaggregator SaaS platform

NICOSIA, Cyprus - January 12, 2022 - QIWI plc (NASDAQ and MOEX: QIWI) ("QIWI" or the "Company"), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that it has acquired Taxiaggregator SaaS platform.

About Taxiaggregator

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. It helps to reduce costs for taxi companies providing free of charge full-cycle automatization of payment settlement processes with drivers, decrease drivers churn and obtain valuable information about them - ratings in aggregators, history of previous orders and trips, etc. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface. Drivers receive money via a single channel and get instant payouts after each trip.

QIWI and GuruTaxi LLC launched its Taxiaggregator SaaS platform for taxi market back in 2019. QIWI Bank has been an exclusive payment partner which provided instant payments with a minimum commission and no additional costs for onboarding and maintenance. As of today, Taxiaggregator platform serves about 2,800 taxi companies and more than 308 thousand drivers.

Rationale

The transaction falls within Company’s strategy to further develop its value proposition in payment segment for self-employed. A combination of QIWI’s expertise and Taxiaggregator software and established customer relationships will serve as foundation for new value-added products roll-out aimed at transformation from a “payment solution provider” to a “full-cycle taxi ecosystem”.

Description of the transaction

QIWI secured its share in the project with early investments made at a start-up phase and now the Company’s subsidiary, QIWI Technologies LLC acquired the platform and other intellectual property followed by the transfer of the client base and the team of the project. As a result, the Company owns 80% of QIWI Technologies LLC with the remaining 20% owned by the Founder of Taxiaggregator, Alexander Merzlikin. Alexander will continue successful development of the project and further launch of products for taxi market within QIWI team.

The deal was approved by the Board of Directors and expected to be finalized in 1Q 2022.

Andrey Protopopov, CEO of QIWI, commented:

“This is a strategically important investment for us as it helps to cement our leading position on the market and build strong foundation for future growth. Taxi market is one of our key self-employed niches which is rapidly growing underpinned by overall digitalization of payments and further penetration of taxi aggregators, predominantly using non-cash payments.

We believe deeper integration of our businesses will help to accelerate our growth, enrich our value proposition both for taxi companies and its drivers and deliver additional value to our shareholders.”

Alexander Merzlikin, Founder and CEO of Taxiaggregator project, commented:

“I’m excited to become a part of QIWI team and to lead the project to a new height. The market is far from saturation and there are plenty of opportunities to make our unique offering even better. Favorable market tailwinds, our expertise and infrastructure allow us to set ambitious goals. It is extremely important to have such a prerequisite and client orientation we share with QIWI in order to multiply the business several times. With enthusiasm I look forward to new achievements.”

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI). QIWI has a credit rating from Standard & Poor's of BB-/B.

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected net revenue and statements regarding the acquisition of “Taxiaggregator” SaaS platform [and other intellectual property] and related synergies, and expected financial performance, as well as statements that include the words “expect,” “project,” “believe,” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

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